August 5, 2005

VIA EDGAR

Re:	Chunghwa Telecom Co., Ltd.
Registration Statement on Form F-3
Filed July 6, 2005
File No. 333-126417

Mr. Larry Spirgel Assistant Director

Mr. Ted Yu

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 0407

Dear Mr. Spirgel and Mr. Yu:

On behalf of Chunghwa Telecom Co., Ltd. (the “Company”), we enclose Amendment No. 3 to the above referenced Registration Statement on Form F-3 (the “Registration Statement”). On behalf of the Company, we set forth below the Company’s response to your comment letter dated August 3, 2005 with respect to the Registration Statement. For your ease of reference, your comments are repeated and followed by the Company’s response.

1.    We note your responses to prior comments 8, 16, and 17 of our July 27, 2005 letter. However, we continue to believe that there should be disclosure in the registration statement highlighting the risk to investors who purchase in the offering if the offering is ruled to be illegal following its closing (unless the company does not believe this is a material risk). Your

LONDON	HONG KONG	TOKYO	LOS ANGELES	PALO ALTO

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disclosure should explain what remedies are available to investors and describe any risks to the company arising from the availability of these remedies.

The Staff’s comment is noted. The Company draws the Staff’s attention to the current disclosure on pages 8, 86 and 87 of the prospectus to the effect that, in the opinion of the Company’s ROC counsel, the offering will not be affected by any of the resolutions. The Company further notes the current disclosure concerning the dismissal by the Grand Justices of the petition submitted for constitutional review by certain legislators and the advice of the Company’s ROC counsel that such dismissal constitutes a final determination with respect to the petition. Based on this dismissal and legal advice received from the Company’s ROC counsel, the Company believes that the risk to investors of the offering being ruled invalid or illegal following the closing is not a material risk that merits further disclosure. However, the Company respectfully notes the Staff’s concern and has added additional disclosure that, if the offering is ruled invalid or illegal under ROC law, investors will be entitled to pursue legal remedies against the Ministry of Transportation and Communications (the “MOTC”) for any economic damages suffered.

The Company supplementally informs the Staff that under ROC law, the ROC government or any of its entities and agencies, such as the MOTC, that are party to commercial transactions, which include transactions such as the contemplated offering, are not entitled to sovereign immunity and may be sued in civil proceedings in connection with such transactions. The Company further respectfully advises the Staff that in the past, ROC government agencies have been sued in both court and arbitration proceedings for damages in connection with commercial transactions. For example, on June 13, 2005, verdict was rendered against the Department of Transportation of the Taipei City Government in a court case brought in the Taipei District Court by a domestic iron manufacturing company, Tang Eng Iron Works Co., Ltd., in connection with an action for breach of contract. In another example, in 1993, the French Matra Group was awarded damages of NT$1.6 billion (approximately US$50 million) in an arbitration proceeding brought against the Taipei City Government for breach of contract. The Company has received a legal opinion from ROC counsel confirming the ability of private entities to sue the MOTC in connection with commercial matters, which is included in the revised opinion filed as Exhibit 5.2 as described in the Company’s response to comment 6 below.

2.    We note your response to prior comment 7. The explanation of what an “open tender” is should be included in the prospectus.

An explanation of “open tender” is included in the eighth line of the first risk factor on page 8. This disclosure was first added in Amendment No. 1 and therefore does not appear as blacklined or newly added disclosure.

3.    We note the recent dismissal by the Grand Justices of the petition brought by the legislators of the Republic of China. We note the added disclosure in your first risk factor highlighting the dismissal. Consider adding a similar discussion of the dismissal in the Resolutions Passed by the Legislative Yuan section on page 3.

As requested, the Company has revised the disclosure on page 3 of the prospectus.

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4.    We note your responses to prior comments 3 and 12 and the disclosure under “Transitional Obligations to Employees.” Further clarify how, if true, the privatization will reduce the company’s pension obligations.

As described beginning on the bottom of page 64 of the prospectus under “Implications of Our Privatization — Transitional Obligations to Employees,” the Ministry of Transportation and the Company will be required by law to make accrued benefit payments to the Company’s employees to transition their employment with a state-owned enterprise to that of a private company. Accordingly, upon the Company’s privatization, the Company will discharge all its pension obligations accrued through the date of privatization and will then begin to accrue pension obligations from the date of privatization in accordance with applicable pension plans described. Therefore, while the Company’s accrued pension obligations will be fully discharged as of the privatization date, the Company wishes to supplementally inform the Staff that the Company’s privatization does not directly reduce the amount of the Company’s pension obligations going forward. Ongoing pension obligations are a function of factors such as the terms of the pension plans, the number of employees and applicable laws, rules or regulations, and the Company’s pension obligations will continue to be calculated based on these factors. The Company notes that the terms of the plans and the factors that affect them are currently described on pages 64 through 66.

Control Yuan Corrections, page 87

5.    Please explain the meaning of a “correction” issued by the Control Yuan. Briefly explain the Control Yuan’s authority over the offering. Discuss the consequences of receiving a “correction,” particularly with respect to the offering and its validity. State whether the issues relating to the “Corrections” have been resolved and how they were resolved.

The Company has added disclosure on page 88 of the prospectus in response to the Staff’s comment.

Exhibits Index

6.	We note the Exhibit Index in Amendments No. 1 and No. 2 do not list the Chang & Chang opinion as an exhibit. In your response letter, please tell us whether the company still intends to file the opinion as an exhibit.

The Company has filed the opinion as exhibit 5.2 to the Registration Statement which includes the corresponding consent.

***

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In addition to incorporating the changes as indicated in the responses above, the enclosed Amendment No. 3 to the Registration Statement has also been amended to reflect ordinary updates to the disclosure.

If you have any questions or comments, please do not hesitate to contact me (telephone: 011-852-2514-7650, e-mail: clin@stblaw.com, fax: 011-852-2869-7694), Eugene Lee (telephone: 011-852-2514-7690, e-mail: elee@stblaw.com, fax: 011-852-2869-7694) or Gene Buttrill (telephone: 011-852-2514-7655, e-mail: ebuttrill@stblaw.com, fax: 011-852-2869-7694) of our firm.

Very truly yours,

/s/ Chris Lin

Chris Lin

Enclosures

cc:	Mr. Hank Han-Chao Wang

Chunghwa Telecom Co., Ltd.

Ms. Hwa-Mei Wei

Chunghwa Telecom Co., Ltd.

William Y. Chua, Esq.

Sullivan & Cromwell LLP